1875 K Street, N.W. Washington, DC 20006-1238 Tel: 202 303 1000 Fax: 202 303 2000

May 17, 2024

VIA EDGAR

Mr. David Orlic

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	iShares Trust (the “Trust”)

(Securities Act File No. 333-92935 and

Investment Company Act File No. 811-09729)

Post-Effective Amendment No. 2,721

Dear Mr. Orlic:

This letter responds to your comments with respect to post-effective amendment (“PEA”) number 2,721 to the registration statement of the Trust filed pursuant to Rule 485(a) under the Securities Act of 1933 (“Securities Act”), on behalf of iShares iBonds Dec 2054 Term Treasury ETF (the “Fund”), a series of the Trust.

The Securities and Exchange Commission staff (the “Staff”) provided comments to the Trust on April 30, 2024. For your convenience, the Staff’s comments are summarized below, and each comment is followed by the Trust’s response. Capitalized terms have the meanings assigned in the Fund’s Prospectus unless otherwise defined in this letter.

Comment 1:	Please provide to the Staff a completed fee table and cost example at least five business days prior to the effective date of the registration statement.

Response:	As requested, the Trust has provided a completed fee table and cost example for the Fund at least five business days prior to the effective date of the registration statement.

Comment 2:	On page S-9 and page 14 under “Portfolio Managers,” please include the month and the year of the Fund’s inception in the parentheticals.

BRUSSELS CHICAGO DALLAS FRANKFURT HOUSTON LONDON  LOS ANGELES MILAN

MUNICH NEW YORK PALO ALTO PARIS ROME SAN FRANCISCO WASHINGTON

Securities and Exchange Commission

May 17, 2024

Response:

The Trust respectfully submits that use of the phrase “since inception” and the inclusion of the Fund’s inception year adequately discloses the “year service began” for the portfolio management team, consistent with the Form N-1A disclosure requirement of Item 5(b) adopted on October 26, 2022.

Comment 3:

Please amend the disclosure in the “Management” section of the Prospectus to clarify that a discussion regarding the basis for the approval by the Board of the Investment Advisory Agreement with BFA will be available in the Fund’s Form N-CSR and posted on the Fund’s website.

Response:	The Trust amended the Fund’s disclosure in the “Management” section of the Prospectus to the following:

A discussion regarding the basis for the approval by the Board of the Investment Advisory Agreement with BFA will be available in the Fund’s Form N-CSR filed with the SEC for the period ending October 31, and made available in the applicable financial statements posted on the Fund’s website at www.iShares.com.

Comment 4:

In the SAI, please delete the statement that the Fund may reject or revoke a creation order if acceptance of the Deposit Securities would, in the opinion of counsel, have an adverse effect on the Fund or its shareholders (e.g., jeopardize the Fund’s tax status).

Response:

The Trust respectfully submits that this disclosure has been discussed previously with the Staff and is consistent with prior comments received from David Orlic. We note that the current language reflects amendments from prior language that the Staff objected to and reflects additional conversations with the Staff in August 2022. (Please see the Trust’s letter filed with the Commission on August 26, 2022 in connection with PEA 2,549).

*   *   *

Sincerely,

/s/ Benjamin J. Haskin
Benjamin J. Haskin

Securities and Exchange Commission

May 17, 2024

cc:	Tim Kahn

D. McLaren

Michael Gung

Toree Ho

Luis Mora

George Rafal

E. Schwartz